20010772 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Executions Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, Suite 1704
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Silverman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Executions Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public - State of New York
NO. 01MU6247130
Qualified in Kings County
My Commission Expires 08/22/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIME EXECUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

PRIME EXECUTIONS, INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-5

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prime Executions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Executions, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prime Executions, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Prime Executions, Inc.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 14, 2020

PRIME EXECUTIONS INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS	
Cash and cash equivalents	$ 107,211
Receivable from clearing broker	220,329
Commissions receivable	272,164
Other receivables	109,409
Other assets	10,121
Employee loans receivable	13,450
Due from officers	50,593
Total assets	$ 783,277
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 335,295
Total liabilities	335,295
Commitments and Contingencies (Note 5)	
Stockholders' equity	
Common stock - Class B-Non-Voting, $0.01 par value; 5,000 shares authorized; 600 shares issued and outstanding	100
Common stock - Class A-Voting, $0.01 par value; 3,000 shares authorized; 133 1/3 shares issued and outstanding	-
Additional paid-in capital	487,085
Retained earnings	343,361
Treasury Stock	(382,564)
Total stockholders' equity	447,982
Total liabilities and stockholders' equity	$ 783,277

The accompanying notes are an integral part of this financial statement

Note 1 - Organization and Nature of Business

Prime Executions, Inc. ("The Company") is a Delaware corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) **Basis of Presentation**

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b) **Use of Estimates**

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) **Cash and Cash Equivalents**

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) **Income Taxes**

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. The tax years 2019, 2018, 2017 and 2016 remain open to examination by the major taxing jurisdictions to which the entity is subject.

e) **Revenue Recognition**

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Note 2 - Summary of Significant Accounting Policies (Continued)

e) Revenue Recognition (Continued)

Broker Dealer Commissions

The Company earns commissions by executing client transactions in stocks and options commissions revenue is recognized on trade date when the performance obligation is satisfied. Commission revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Rebates

In certain instances, the Company may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the exchange on which the order is executed, which is itemized on a monthly invoice from the exchange, and subsequently remitted to the Company in the month after the execution is completed. The Company records a receivable on its statement of financial condition on a trade date basis.

Revenue Stream		Total Revenue
Commissions	$	2,960,004
Rebates		979,460
Other		1,168
Total Revenue	$	3,940,632

f) Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842). The new guidance affects any entity that enters into a lease, with some specified scope exemptions. The ASU increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance was effective for annual periods beginning after December 15, 2018. Management has evaluated the ASU and concluded that the adoption of this guidance on January 1, 2019 had no impact on the financial statement.

Note 3 - Liabilities Subordinated to the Claims of General Creditors

The Company repaid its equity secured demand notes in March 2019. As od December 31, 2019 there were no subordinated liabilities.

Note 4 - Profit Sharing Plan

Effective January 1, 1999, the Company adopted Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are legal age 21 and completed 1,000 hours of service are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors.

Note 5 - Commitments

Office Lease

The Company sublets a facility in New York City on a month-to-month basis. The rent expense for the year ended December 31, 2019 for this space was $18,000. The Company leased a second facility in Washington, D.C. for three months in 2019. The rent for the year ended December 31, 2019 was $10,650.

In addition, the Company leased a different facility in New York City, the lease of which expired in 2019 and was not renewed. The rent expense for this space for the year ended December 31, 2019 was $14,443.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Customer Concentration

During the year ended December 31, 2019, approximately 23% of the Company's revenue was from one customer.

Note 8 - Clearing Agreement

In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company is required to maintain a $100,000 deposit with the Clearing Broker Dealer. Termination fees will be imposed if the Company terminates this agreement without cause or under other circumstances.

Note 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had Net Capital of $202,879 which was $180,526 in excess of its required net capital of $22,353. The Company's net capital to aggregate indebtedness ratio was 165.27%.

PRIME EXECUTIONS, INC.

Agreed-Upon Procedures

Including Form SIPC-7

Year Ended December 31, 2019

PRIME EXECUTIONS, INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures	1
Determination of SIPC Net Operating Revenues and General Assessment	2-3
SIPC-7 Form	4-5

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors
Prime Executions, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Prime Executions, Inc. and the SIPC, solely to assist you and SIPC in evaluating Prime Executions, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Prime Executions, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Prime Executions, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Prime Executions, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 14, 2020

PRIME EXECUTIONS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 5,708
Less Payments Made:		
Date Paid	Amount	
7-23-19	$ 3,052	$ 3,052
Interest on late payments(s)		
Total Assessment Balance and Interest Due		$ 2,656
Payment made with Form SIPC 7		$ 2,656

See Report of Independent Registered Public Accounting Firm

PRIME EXECUTIONS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

Total Revenue	$ 3,940,632
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	135,181
Total interest and dividend expense not in excess of total interest and dividend income	194
Total Deductions	$ 135,375
SIPC NET OPERATING REVENUES	$ 3,805,257
GENERAL ASSESSMENT @ .0015	$ 5,708

See Report of Independent Registered Public Accounting Firm

SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC#8-43985 DEC

Prime Execution, Inc.
40 Wall Street, 17th Floor
New York, NY 10005-1304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ilina Stamova 212-668-8700

2.	A. General Assessment (item 2e from page 2)	$5,708
	B. Less payment made with SIPC-6 filed (**exclude interest**) 8-2-2019 (Date Paid)	(3,052)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	2,656
	E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$2,656

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $2,656

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Prime Executions, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of January, 20 20.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2019
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,940,632
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	135,181
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $194	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	194
Total deductions	135,375
2d. SIPC Net Operating Revenues	$3,805,257
2e. General Assessment @ .0015	$5,708
	(to page 1, line 2.A.)